September 19, 2014

Via Edgar

Ms. Cecilia Blye

Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street N.E.

Washington D.C., 20549

U.S.A.

Re:	Kyocera Corporation
Form 20-F for the Fiscal Year Ended March 31, 2014
Filed June 30, 2014
File No. 1-07952

Dear Ms. Blye:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 28, 2014, with respect to Form 20-F of Kyocera Corporation (“we”, “our”, “us” and “Kyocera”) for the year ended March 31, 2014, we provide the following responses. For your convenience, we have included below the text of each of the Staff’s comments and have set forth our response below such text.

General

1.	We note from the website of Kyocera Europe that Alraed For Office Equipment and Khawam Bros. are distributors of your products in Syria. Syria is designated by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 20-F about contacts in Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Syria, whether through direct or indirect arrangements. You should describe any goods, technology or services you have provided into Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Syria or entities it controls.

Response:

We have been engaged in exporting certain products for office use to Alraed for Office Equipment (“Alraed”) and Khawam Bros., who are independent local distributors in Syria.

With respect to the transactions with Khawam Bros., we have sold to Khawam Bros. copy machines (of a model type categorized among the products listed as “multifunctionals” on the website of Kyocera Document Solutions Europe) and their related consumable supplies, which are for use as office equipment. The manufacture of these products takes place outside of the U.S. and the sales to Khawam Bros. do not involve our U.S. subsidiaries. Our copy machines, along with their related consumable supplies, are manufactured in Japan, China and Southeast Asia, and they were sold to Khawam Bros. through KYOCERA Document Solutions Nederland B.V., a sales subsidiary in the Netherlands of KYOCERA Document Solutions Inc., our wholly-owned subsidiary. These transactions were all reported as part of the results in our Information Equipment Group reporting segment.

We have been engaged in and are engaged in transactions with Khawam Bros., and we expect to continue selling our products to Khawam Bros. in the future. We expect that our sales to Khawam Bros. will remain at the same level in the future. To the best of our knowledge, understanding and belief, Khawam Bros. is not a distributor for the government of Syria, nor an entity controlled by the government of Syria.

With respect to the transactions with Alraed, we terminated our shipments to Alraed in May 2011. Before such termination, we sold Alraed printers and their related consumable supplies, in an arrangement similar to that which we have currently with Khawam Bros. However, we have not had transactions with Alraed since the termination of our shipments in May 2011, we do not have transactions at this time nor do we expect to have new transactions with Alraed in the future. To the best of our knowledge, understanding and belief, Alraed is not a distributor for the Syrian government, nor an entity controlled by the government of Syria.

We believe these transactions were and are conducted in compliance with applicable laws. To the best of our knowledge, understanding and belief, we have no agreements, arrangements or other contacts with the government of Syria or entities it controls. Other than as set forth above, we have not exported our products to Syria nor had operations within Syria, and neither do we expect to have new operations related to Syria in the future.

2.	Please discuss the materiality of any contacts with Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Response:

We do not believe that our contacts with Syria constitute a material risk for our security holders in either quantitative or qualitative terms.

In quantitative terms, the amounts of our sales to Khawam Bros. for the last three fiscal years and the subsequent interim period are as follows:

FY2012: US$420,138

FY2013: US$641,178

FY2014: US$672,979

Subsequent interim period (from April 1 to June 30, 2014): US$105,382

The amount of our sales to Alraed in FY2012 was US$55,190. We had no transactions with Alraed in FY2013, FY2014 or the subsequent interim period (from April 1 to June 30, 2014).

We did not have any financial or operational assets and liabilities in Syria as of June 30, 2014.

We believe the transaction amounts mentioned above are negligible and immaterial compared to our total consolidated sales (which were JPY1,190,870 million, or approximately US$15,074 million, in FY2012; JPY1,280,054 million, or approximately US$15,422 million, in FY2013; JPY1,447,369 million, or approximately US$14,474 million, in FY2014; and JPY334,714 million, or approximately US$3,282 million, in the subsequent interim period) or the sales amounts for our Information Equipment Group (which were JPY243,457 million, or approximately US$3,082 million, in FY2012; JPY250,534 million, or approximately US$3,018 million, in FY2013; JPY307,848 million, or approximately US$3,078 million, in FY2014; and JPY77,482 million, or approximately US$760 million, in the subsequent interim period).

In qualitative terms, taking into account the above-mentioned nature of the transactions and the amounts of the shipments to Khawam Bros. and Alraed, we do not believe our operations related to Syria are of a nature that would materially and adversely impact our reputation, share value or investor sentiment.

*        *        *         *         *

With respect to the comments of the Staff and the responses thereto of Kyocera set forth above, Kyocera acknowledges that:

•	Kyocera is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Kyocera may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, Shoichi Aoki, if you have any questions.

Sincerely,

/s/ Shoichi Aoki
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group (Principal Financial Officer)

Kyocera Corporation

Tel: +81-75-604-3500

Fax: +81-75-604-3557

CC:

Mr. Pradip Bhaumik

Special Counsel

Office of Global Security Risk

Securities and Exchange Commission

Ms. Amanda Ravitz

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mr. Izumi Akai, Esq.

Ms. Junko Urabe, Esq.

Mr. Lucas Adams, Esq.

Sullivan & Cromwell LLP

Tel: +81-3-3213-6145

Fax: +81-3-3213-6470

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